Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Income
	a) Revenue from operations	235,558	226,973	223,188	683,877	665,842	890,884
	b) Foreign exchange gains/(losses), net	788	558	410	1,528	(192)	32

I	Total income	236,346	227,531	223,598	685,405	665,650	890,916

	Expenses
	a) Purchases of stock-in-trade	2,476	1,056	459	4,077	2,157	2,967
	b) Changes in inventories of stock-in-trade	(15)	(172)	318	(66)	164	195
	c) Employee benefits expense	142,009	136,163	133,035	412,447	400,023	533,477
	d) Depreciation, amortization and impairment
	expense	8,050	6,917	6,765	21,822	22,362	29,579
	e) Sub-contracting and technical fees	27,667	26,498	25,903	79,743	75,252	100,148
	f) Facility expenses	4,087	3,519	3,884	11,804	11,954	16,067
	g) Travel	3,054	3,338	3,164	10,180	10,937	14,095
	h) Communication	831	891	871	2,519	2,943	3,842
	i) Legal and professional fees	2,836	2,813	2,842	7,538	8,137	11,270
	j) Software license expense for internal use	5,701	5,253	5,080	15,915	14,387	19,338
	k) Marketing and brand building	774	900	1,032	2,557	2,674	3,591
	l) Lifetime expected credit loss/ (write-back)	973	1,507	(608)	2,982	(41)	324
	m) (Gain)/loss on sale of property, plant and
	equipment, net	(33)	(464)	77	(563)	(766)	(606)
	n) Other expenses	2,201	1,483	1,810	5,162	3,283	5,358

II	Total expenses	200,611	189,702	184,632	576,117	553,466	739,645

III	Finance expenses	3,656	3,612	4,146	10,876	11,003	14,770
IV	Finance and other income	9,232	8,455	9,708	28,104	26,383	38,202
V	Share of net profit/ (loss) of associate and joint
	venture accounted for using the equity method	28	152	5	230	(37)	254

VI	Profit before tax [I-II-III+IV+V]	41,339	42,824	44,533	126,746	127,527	174,957

VII	Tax expense	9,889	10,200	10,866	29,307	31,228	42,777

VIII	Profit for the period [VI-VII]	31,450	32,624	33,667	97,439	96,299	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(240)	238	(231)	(231)	150	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(422)	(62)	(367)	(485)	(533)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	5,050	13,355	1,853	24,988	5,569	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	1	—	14	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	139	58	269	(77)	(95)	(189)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	59	(744)	(171)	(515)	(189)	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(560)	(1,772)	(1,100)	(2,333)	(1,555)	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(495)	(565)	37	(472)	611	963

IX	Total other comprehensive income for the period, net of taxes	3,531	10,508	291	20,875	3,972	4,263

	Total comprehensive income for the period [VIII+IX]	34,981	43,132	33,958	118,314	100,271	136,443

X	Profit for the period attributable to:
	Equity holders of the Company	31,190	32,462	33,538	96,956	95,658	131,354
	Non-controlling interests	260	162	129	483	641	826

		31,450	32,624	33,667	97,439	96,299	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	34,695	42,898	33,783	117,730	99,590	135,595
	Non-controlling interests	286	234	175	584	681	848

		34,981	43,132	33,958	118,314	100,271	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,974	20,968	20,938	20,974	20,938	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						807,365

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and nine months ended periods are not annualized)
	Basic (in ₹)	2.98	3.10	3.21	9.26	9.15	12.56
	Diluted (in ₹)	2.97	3.09	3.20	9.23	9.13	12.52

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2025, have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three and nine months ended December 31, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and nine months ended December 31, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the nine months ended December 31, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and for the nine months ended December 31, 2025, includes gain on transfer of building of ₹ (405).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the nine months ended December 31, 2024 and year ended March 31, 2025.
5.	Employee benefits expense includes impact of past service cost on gratuity due to implementation of new labour code of ₹ 3,028 during the three and nine months ended December 31, 2025.
6.	List of subsidiaries, associate and joint venture as at December 31, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding

Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	^100.00%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East		UAE	100.00%
	FZE (2)
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%

	Designit Spain Digital, S.L.U	Spain	100.00%
	Designit T.L.V Ltd.	Israel	100.00%
Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E	Brazil	99.99%
	Consultoria Ltda
	The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
	Technologies Limited
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of	99.98%
		Oman
Wipro Information Technology		Netherlands	100.00%
Netherlands BV.
	Wipro Gulf LLC	Sultanate of	0.02%
		Oman
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP
	Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%

		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc. (1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup	USA	100.00%
		Incorporated (1)
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings,	USA	100.00%
		Inc. (1)
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions,		USA	100.00%
	LLC
Wipro Connected Services, Inc.			USA	100.00%
(Formerly known as Harman
Connected Services, Inc.) (4) (5)
	Harman Connected Services Mauritius Pvt Ltd.		Mauritius	100.00%
		Harman Connected Services Corporation India Pvt. Ltd.	India	98.40%
	Harman Connected Services		India	1.60%
	Corporation India Pvt. Ltd.
	Wipro Connected Services		USA	100.00%
	Engineering Corp. (Formerly
	known as Harman Connected
	Services Engineering Corp.)
	Harman Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%

	Wipro Connected Services US		USA	100.00%
	Midco LLC (Formerly known as
	Harman Connected Services US
	Midco LLC)
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)	The Company, through its subsidiaries, has acquired 100% shareholding in Harman Connected Services Inc. and its subsidiaries, effective December 1, 2025.
(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Harman Connected Services Inc., a step-down subsidiary, effective December 1, 2025.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance		USA	100.00%
	Agency, LLC
International TechneGroup			USA
Incorporated
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings,			USA
Inc.
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (6)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%

		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd. (6)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De		Brazil	96.84%
	Informatica Ltda
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De		Brazil	3.09%
	Informatica Ltda
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (6)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
	Harman Connected Services AB		Sweden
		Harman Connected Services	China	100.00%
		Solutions (Chengdu) Co. Ltd.

(6)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at December 31, 2025, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2025, September 30, 2025, December 31, 2024, nine months ended December 31, 2025, December 31, 2024, and year ended March 31, 2025 are as follows:

	Three months ended			Nine months ended		Year ended
Particulars	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	77,809	74,821	72,010	225,727	208,103	281,824
Americas 2	67,708	67,011	68,120	201,789	203,390	271,972
Europe	62,405	59,531	59,282	178,753	181,525	240,077
APMEA	25,859	25,042	23,439	74,717	70,753	94,351

Total of IT Services	233,781	226,405	222,851	680,986	663,771	888,224
IT Products	2,565	1,126	747	4,419	1,879	2,692

Total segment revenue	236,346	227,531	223,598	685,405	665,650	890,916

Segment result
IT Services
Americas 1	16,409	15,435	14,966	46,838	41,991	58,186
Americas 2	14,450	13,122	15,275	40,957	45,813	61,326
Europe	8,003	6,962	7,600	20,991	21,294	29,434
APMEA	3,583	3,308	3,667	9,870	9,178	12,850
Unallocated	(1,259)	(1,018)	(2,518)	(1,527)	(5,907)	(10,157)

Total of IT Services	41,186	37,809	38,990	117,129	112,369	151,639
IT Products	227	101	29	348	(201)	(173)
Reconciling Items	(5,678)	(81)	(53)	(8,189)	16	(195)

Total segment result	35,735	37,829	38,966	109,288	112,184	151,271

Finance expenses	(3,656)	(3,612)	(4,146)	(10,876)	(11,003)	(14,770)
Finance and other income	9,232	8,455	9,708	28,104	26,383	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	28	152	5	230	(37)	254

Profit before tax	41,339	42,824	44,533	126,746	127,527	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 788, ₹ 558, and ₹ 410 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, ₹ 1,528 and ₹ (192) for the nine months ended December 31, 2025, December 31, 2024, and ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 2,629, ₹ Nil and ₹ Nil for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and ₹ 5,139 and ₹ Nil for the nine months ended December 31, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)

Impact of past service cost on gratuity due to implementation of new labour code amounting to ₹ 3,028 for the three and nine months ended December 31, 2025, respectively is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
Amortization and impairment expenses on intangible assets	2,652	1,670	1,577	5,947	6,278	7,909
Change in fair value of contingent consideration	^	^	—	48	(167)	(169)

^	Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,365, ₹ 1,264 and ₹ 1,712 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively and ₹ 3,065 and ₹ 4,347 for the nine months ended December 31, 2025, December 31, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (33), ₹ (464) and ₹ 77 for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, and ₹ (563) and ₹ (766) for the nine months ended December 31, 2025, December 31, 2024, respectively, and ₹ (606) for the year ended March 31, 2025.

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 841, ₹ Nil, and ₹ Nil for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, and ₹ 841, and ₹ 1,149 for the nine months ended December 31, 2025 and December 31, 2024, respectively, and ₹ 1,155 for the year ended March 31, 2025, as part of depreciation, amortization and impairment expense.

8.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

9.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 – Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The implementation of the Labour Codes has resulted in an increase of ₹ 3,028 in the provision for defined benefit obligation, which has been recognized as an employee benefit expense in the current reporting period. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.

10.	Events after the reporting period

The Board of Directors in their meeting held on January 16, 2026, declared an interim dividend of ₹ 6 /- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 16, 2026	Rishad A. Premji Chairman